Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103
215.564.8000

www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

December 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth Bentzinger

Re:	Mutual Fund & Variable Insurance Trust (“Registrant”) File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on November 14, 2019 with regard to Post-Effective Amendment No. 200 under the Securities Act of 1933, as amended, and Amendment No. 201 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-19-004565), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 2, 2019 (the “Amendment”), relating to Rational Equity Armor Fund and Rational Strategic Allocation Fund, each a series of the Registrant (each a “Fund” and collectively, the “Funds”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

General

1.	Comment: Please update EDGAR to reflect the changed name of Rational Dividend Capture Fund to Rational Equity Armor Fund.

Response:	The Registrant has made the requested change.

Prospectus

Fee Table – Both Funds

2.	Comment: The disclosure in footnote 3 states that the expense waiver is in effect through April 30, 2020. Instruction 3(e) to Item 3 of Form N-1A requires any fee waiver arrangements reflected in the fee table and expense example that will reduce a fund’s operating expenses be in place for no less than one year from the effective date of such fund’s registration statement. If the fee waiver will not be extended and in place for a full year, it should not be included in the fee table and expense example. Please revise accordingly.

Response:	On December 5, 2019, the Registrant filed a post-effective amendment to its Registration Statement to extend the effective date of the Amendment to December 13, 2019 (Accession No. 0001580642-19-005403). Accordingly, the Registrant will revise the date of the Funds’ combined prospectus and SAI to December 13, 2019 and will revise the date that the expense waiver for each Fund is scheduled to expire to April 30, 2021.

3.	Comment: The disclosure in footnote 3 states, “Under certain conditions, the Advisor may recoup management fees that it waived or Fund expenses that it paid under this agreement for a period of three years after the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.” Please revise the disclosure to clarify whether the expense ratio referenced is after the payment has been taken into account.

Response:	The Registrant has revised this statement to read as follows (additional text in bold and underlined):

“Under certain conditions, the Advisor may recoup management fees that it waived or Fund expenses that it paid under this agreement for a period of three years after the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed: (i) the expense limit in effect at the time the fees were waived or expenses paid; or (ii) the expense limit in place at the time of the recoupment.”

4.	Comment: Please confirm that any expected dividend and interest expenses associated with short sale transactions are included in the fee table.

Response:	The Registrant so confirms.

Principal Investment Strategy – Rational Equity Armor Fund

5.	Comment: The second paragraph discusses the Fund’s sector allocations. Please describe the sectors in which the Fund currently principally invests. Please also provide corresponding risk disclosure specific to each sector.

Response:	The Fund’s name, principal investment strategies and sub-advisor are being changed and, with respect to the Fund’s management going forward, the Fund’s investment strategy does not intend to focus on any particular market sectors. Accordingly, the Registrant has added the following sentence at the end of this paragraph:

“The Fund’s sector allocation process does not focus on any particular sectors.”

6.	Comment: The third paragraph references derivatives. Please disclose that any derivatives included in the Fund’s 80% investment policy will be valued on a mark-to-market basis, rather than using notional value for purposes of calculating compliance with the 80% investment policy.

Response:	The Fund does not intend to include derivative investments in determining compliance with its 80% investment policy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment: Please describe the components of the Equity Armor Investments VOL 365 Index and state the number of index components.

Response:	The Registrant has added the following to the third paragraph:

“The EAVOL Index consists only of VIX Futures as its sole components and holds approximately 1 to 2 different VIX Futures.”

Principal Investment Strategy – Rational Strategic Allocation Fund

8.	Comment: In the second paragraph, please disclose the intended weighting of the Fund’s investments in futures versus underlying funds.

Response:	The Registrant has added the following as the next-to-last sentence of the second paragraph:

“The Fund will maintain roughly 70% - 100% notional exposure to futures and roughly 70% - 100% notional exposure to underlying funds.”

9.	Comment: Please revise the disclosure in the second paragraph to clarify the difference in meaning between notional exposure and economic exposure.

Response:	The Registrant has added disclosure following the first sentence of the second paragraph as follows (additional text in bold and underlined):

“Under normal market conditions, the Fund intends to invest in a portfolio of Underlying Funds, excluding cash and equivalents required for margin or collateral, while also maintaining notional exposure to the Index through its investments in futures contracts, which are intended to provide the Fund with economic exposure to U.S. equities in an amount up to the value of the Fund’s net assets. The term “notional exposure” refers to an investor’s exposure to the face value of an asset, whereas “economic exposure” refers to exposure to the market value of an asset.”

10.	Comment: The second paragraph states, “The Fund could lose money on its investments in the Underlying Funds and through its exposure to the Index at the same time.” Please revise the disclosure to clarify what this means (e.g., whether this is intended to suggest that the losses will be magnified).

Response:	The Registrant has revised this sentence as follows (additional text in bold and underlined):

“The Fund could lose money on its investments in the Underlying Funds and through its exposure to the Index at the same time, potentially magnifying losses during periods of equity market sell-offs.”

11.	Comment: The third paragraph appears to indicate the Fund will invest significantly in MBS, CMOs, CDOs and CLOs. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy utilizing these products is appropriate for an open-end fund structure. The response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Program, 1940 Act Rel. No. 32315 dated October 13, 2016 pages 154-155.

Response:	The Registrant respectfully notes that this paragraph refers to Underlying Funds that typically focus on “non-traditional fixed income asset classes,” including MBS, CMOs, CDOs and CLOs. Because the Fund invests in these types of securities indirectly through investing in mutual funds, which are redeemable on demand at net asset value, the Registrant has determined that such investments are appropriate for an open-end fund structure.

12.	Comment: Please revise the disclosure in the third paragraph to clarify the meaning of “non-traditional corporate debt.”

Response:	The Registrant has revised the term “non-traditional corporate debt” to read “corporate debt.”

13.	Comment: The third paragraph states, “The Fund may invest in Underlying Funds without any constraints as to the market capitalization, duration, credit quality, country of domicile or type of securities or investments held by the Underlying Funds.” This statement is too broad. Please revise the disclosure to specifically clarify all of the Fund’s principal investment strategies.

Response:	The Registrant respectfully notes that the first sentence of this paragraph provides a fairly detailed description of the asset classes in which the Underlying Funds invest. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.	Comment: The staff notes that the Fund may invest in convertible securities. If the Fund invests or intends to invest in contingent convertible securities, please add disclosure regarding these securities.

Response:	The Fund will not invest in contingent convertible securities.

15.	Comment: Please disclose any criteria with respect to maturity that the Fund might use when considering its investments in fixed income securities.

Response:	In response to this comment, and to avoid duplicating a reference to credit quality in the sentence that follows, the Registrant has revised the second and third sentences of the third paragraph to read as follows (deleted text struck through; additional text in bold and underlined):

“The Fund may invest in Underlying Funds without any constraints as to the market capitalization, duration, maturity, ~~credit quality,~~ country of domicile (including emerging market countries), or type of securities or investments held by the Underlying Funds. Certain of the Underlying Funds may hold, without limit, debt securities of any credit quality including below investment grade debt securities (also known as “junk” bonds).”

16.	Comment: The third paragraph states the Underlying Funds may invest in “debt securities of any credit quality.” Please disclose whether the Fund may invest directly or indirectly in any instruments that are in default as part of its principal investment strategy.

Response:	The Fund will not invest directly or indirectly in any instruments that are in default as part of its principal investment strategy. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Principal Investment Risks – Both Funds

17.	Comment: Please note that the Fund’s principal investment risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s impact on net asset value, yield and total return.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

18.	Comment: Since the Advisor is registered as a commodity pool operator under the Commodity Exchange Act, please disclose as a principal risk that the use of derivatives is subject to regulation by the CFTC and can cause the Funds to be classified as commodity pools that would require the Funds to comply with certain rules of the CFTC, which may impose additional regulatory requirements, compliance obligations and expenses for the Fund.

Response:	The Registrant respectfully notes that the Advisor’s status as a CPO under the CEA and the Funds’ CFTC-related compliance obligations and expenses are discussed under “Management of the Funds—Regulation under the Commodity Exchange Act.” The Registrant believes that this disclosure is appropriately placed in this section of the prospectus, and accordingly, respectfully declines to make any changes in response to this comment.

Principal Investment Risks – Rational Equity Armor Fund

19.	Comment: The “Class/Sector/Region Focus Risk” states, “If the Fund invests more than 25% of its net assets in a particular asset class, or securities of issuers within a particular market sector or geographic region, it is subject to increased risk.” Please explain how this is not concentrating in an industry or group of industries. If the Fund is concentrating in an industry or group of industries, its Item 4 and Item 9 principal investment strategy disclosure should be revised to clearly state the industries in which it is concentrating and include a concentration policy in the SAI. This cannot be discretionary and must state that the Fund will concentrate, if applicable.

Response:	With respect to the terms “asset class” and “geographic region,” the Registrant believes that these are broad terms that in each case encompasses multiple industries or groups of industries. As a result, the Registrant does not believe that investing more than 25% of net assets in either of these categories is equivalent to “concentrating” in any particular industry or group of industries.

With respect to the term “market sector,” the Registrant also believes that this term encompasses multiple industries or groups of industries. Section 8(b)(1) of the 1940 Act requires in part that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries.” Instruction 4 to Item 9(b) of Form N-1A similarly requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The 1940 Act does not define the phrase “industry or group of industries,” nor has the SEC done so. Former Guide 19 to Form N-1 stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the SEC has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. See the SEC’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8

and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

Like many other registered investment companies, the Registrant relies on a third-party industry classification system—in the case of the Fund, the Bloomberg Industry Classification System (“BICS”)—to determine the industries and groups of industries into which the Fund’s investments fall. BICS uses a four-tiered, hierarchical classification system, currently composed of: sectors, industry groups, industries, and sub-industries. The Registrant considers the various BICS sectors, which are generally composed of multiple industry groups, to be too broad to be reasonably considered a “group of industries” as that term is used in the 1940 Act and in Form N-1A.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

20.	Comment: Please consider whether the “Indexing Risk” should be revised to acknowledge that the index is rebalanced daily.

Response:	The Registrant respectfully notes that the Fund’s principal investment strategy disclosure states that “The components of the EAVOL Index are rebalanced on a daily basis. The Fund rebalances this component of the portfolio on a daily basis in seeking to track the EAVOL Index.” Because the Registrant believes that this is the appropriate placement of this disclosure, the Registrant respectfully declines to make any changes in response to this comment.

Principal Investment Risks – Rational Strategic Allocation Fund

21.	Comment: Please consider whether the expected discontinuation of the support that the United Kingdom’s Financial Conduct Authority (the “FCA”) provides to the London Interbank Offered Rate (“LIBOR”) is a principal risk of the Fund. If not, please explain to the staff why. If yes, please included risk disclosure tailored to explain: (i) how the expected discontinuation of the FCA’s support of LIBOR could impact the Fund’s investments, including floating rate notes and other instruments based on LIBOR that do not include fallback provisions that dictate how interest rates will be determined if LIBOR is discontinued and how the discontinuation could impact the liquidity of these instruments; and (ii) how the transition to a successor rate could impact securities that use LIBOR as a reference rate.

Response:	The Registrant has added the following immediately after the third paragraph under “Floating Rate Loans Risk”:

“On July 27, 2017, the United Kingdom's Financial Conduct Authority announced its intention to cease sustaining LIBOR after 2021. There remains uncertainty regarding the future utilization of LIBOR and the nature of any replacement rate. As such, the potential effect of a transition away from LIBOR on the Fund or the Fund's investments that use or may use a floating rate based on LIBOR cannot yet be determined.”

22.	Comment: “Event-Linked Bond Risk” is included as a principal risk, but there does not appear to be any corresponding disclosure in the principal investment strategy. The principal investment strategy references “insurance-linked securities,” but there does not appear to be any corresponding disclosure in the principal risks. Please add corresponding disclosure or clarify whether the “Event-Linked Bond Risk” and the “insurance-linked securities” strategy disclosure are related, as applicable.

Response:	The Registrant has determined that the Fund will no longer invest in insurance-linked securities as a principal investment strategy. Accordingly, the Fund has deleted references to such investments as a principal investment strategy, and has deleted “Event-Linked Bond Risk” as a principal risk.

23.	Comment: “Extension Risk” and “Prepayment Risk” are very narrow with respect to MBS, but can apply to any fixed income securities. Please broaden the risk disclosure to apply to all fixed income securities.

Response:	The Registrant respectfully notes that both extension risk and prepayment risk are discussed under the heading “Fixed Income Risk.” Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

24.	Comment: “Foreign Investment Risk” references emerging markets. Please disclose whether investments in emerging market countries are part of the principal investment strategy. If not, please remove the reference to emerging markets from the risk disclosure.

Response:	As noted above in its response to Comment 15, in response to this comment, and to avoid duplicating a reference to credit quality in the sentence that follows, the Registrant has revised the second and third sentences of the third paragraph of the principal strategy disclosure to read as follows (deleted text struck through; additional text in bold and underlined):

“The Fund may invest in Underlying Funds without any constraints as to the market capitalization, duration, maturity, ~~credit quality,~~ country of domicile (including emerging market countries), or type of securities or investments held by the Underlying Funds. Certain of the Underlying Funds may hold, without limit, debt securities of any credit quality including below investment grade debt securities (also known as “junk” bonds).”

25. Comment:	With respect to “Interest Rate Risk,” please disclose that duration should not be confused with maturity, and explain that it measures sensitivity to interest rates and not time. To assist with investors’ understanding, please provide an explanation as to how this works. Please disclose that a longer duration tends to result in a greater sensitivity to interest rate changes and how it tends to correlate with heightened volatility and risk.

Response:	The Trust has added the following risk disclosure to the Fund’s principal investment risks, and has made conforming revisions to the description of duration risk under “Additional Information About the Funds’ Principal Investment Strategies and Related Risks—Principal Investment Risks”:

“Duration Risk. Longer-term securities may be more sensitive to interest rate changes. Given the recent, historically low interest rates and the potential for increases in those rates, a heightened risk is posed by rising interest rates to longer-term fixed income securities. Effective duration estimates price changes for relatively small changes in rates. If rates rise significantly, effective duration may tend to understate the drop in a security’s price. If rates drop significantly, effective duration may tend to overstate the rise in a security’s price. Duration should not be confused with maturity. The maturity of a fixed income security is a measure of the amount of time left until the security “matures” or repays its face value. In contrast, duration measures the price sensitivity of a fixed income security to changes in interest rates rather than the amount of time remaining to maturity. Longer duration tends to result in greater volatility and a greater sensitivity to interest rate changes. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.”

Performance – Both Funds

26.	Comment: Following the bar chart, the period end data is as of March 31, 2019. Please update using a more recent date.

Response:	The Registrant will revise this disclosure to provide each Fund’s year-to-date total return as of September 30, 2019.

Performance – Rational Equity Armor Fund

27.	Comment: The return table is presented in an order of Institutional Shares, Class A Shares, index returns, Class C Shares and then index returns again. Pursuant to Instruction 2(e) to Item 4(b)(2) of Form N-1A, the broad-based securities market index returns should either precede or follow all of the class returns.

Response:	The Registrant has made the requested change.

Additional Information about the Fund’s Investment Strategies and Related Risks

28.	Comment: Please confirm supplementally that investors have been notified at least 60 days in advance of the change to Rational Equity Armor Fund’s 80% investment policy from dividend-paying stocks to equity securities.

Response:	The Registrant so confirms.

29.	Comment: We note that the statutory (Item 9) discussion of the Funds’ investment strategies duplicate the disclosure in the summary portion of the prospectus (Item 4). According to Form N-1A, the disclosure required by Item 4(a) should be a summary of the Item 9 disclosure. It is the staff’s position that repetition of substantially the same or identical information in Item 4 and Item 9 indicates that the Funds did not provide a summary in Item 4 as required by Form N-1A. Please revise the disclosure in light of the staff’s position in this regard.

Response:	The Registrant has made the requested changes.

30.	Comment: The prospectus states on page 23 under “Non-Principal Investment Strategy” that the Funds may invest in other investment companies. Rational Strategic Allocation Fund appears to invest in other investment companies as a principal investment strategy. Please revise the disclosure accordingly.

Response:	The Registrant has deleted the section entitled “Non-Principal Investment Strategy” and has added the following at the end of “Additional Information About the Funds’ Principal Investment Strategies and Related Risks—Principal Investment Strategies” as it relates to Rational Equity Armor Fund:

“In addition to the principal investment strategies discussed above, the Fund may invest in other investment companies, including affiliated funds advised by the Advisor.”

31.	Comment: Please disclose that Rational Equity Armor Fund will consider the investments of underlying funds when determining compliance with its 80% investment policy.

Response:	The Registrant has added the following to the disclosure under “Investment Objectives”:

“Rational Equity Armor Fund will consider the securities held by other investment companies in which the Fund invests when determining compliance with its policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities.”

32.	Comment: In the risk chart, “Liquidity Risk” is identified as a principal risk for Rational Equity Armor Fund but does not have corresponding summary principal risk disclosure. Please revise accordingly.

Response:	The Registrant has determined that “Liquidity Risk” is not a principal risk for Rational Equity Armor Fund and has revised the chart accordingly.

Financial Highlights

33.	Comment: Please provide the appropriate semi-annual period ended information for the Funds.

Response:	The Registrant has provided this information.

Statement of Additional Information (“SAI”)

Investment Restrictions

34.	Comment: The paragraph preceding the Investment Restrictions states, “Except as discussed below, the Funds will consider the concentration of underlying investment companies when determining compliance with its own policy.” Please revise the disclosure to clarify (i) that the Funds will consider the “investments” of the Underlying Funds and (ii) will do so “when determining compliance with its own concentration policy.”

Response:	The Registrant has revised this sentence as follows (deleted text struck through, additional text in bold and underlined):

~~“Except as discussed below, the~~ Each Fund~~s~~ will consider the concentration of investments held by underlying investment companies when determining compliance with its own concentration policy.”

35.	Comment: Each Fund’s investment objective is fundamental. Accordingly, please list those here when describing the Funds’ fundamental investment policies.

Response:	The Registrant has made the requested change.

Additional Information about Investments and Risks

36.	Comment: On Page 29, under “When-Issued and Delayed Delivery Transactions,” it is stated Rational Equity Armor Fund and Rational Strategic Allocation Fund may invest up to 25% and 20%, respectively, of their total assets in securities purchased on a when-issued or delayed delivery basis. Please confirm whether these are principal investment strategies and, if so, please add disclosure to the prospectus, accordingly.

Response:	The Registrant has determined that investing in securities purchased on a when-issued or delayed delivery basis is not a principal investment strategy of either Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Principal Holders

37.	Comment: Starting on page 44, the “Principal Holders of Securities” information is dated as of April 2, 2019. Pursuant to Item 18 of Form N-1A, please update to a date within 30 days of the date of the registration statement.

Response:	The Registrant will make the requested change.

Appendix C

38.	Comment: It appears the “Description of Commercial Paper and Bond Ratings” should be labeled as Appendix D. However, please note that there is no reference to this appendix in the SAI.

Response:	Because Appendix A discusses the various ratings of debt securities in which the Funds may invest, the Registrant has deleted Appendix D.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn A. Hendricks at (215) 564-8778.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare